

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2010

Ian Raleigh
President
Palmerston Stock Agency, Inc.
17 Huiaiti Road
Pangoroa, New Zealand 4991

> **Re: Palmerston Stock Agency, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-170566**

Dear Mr. Raleigh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

Calculation of Registration Fee

3. We note that you intend to register 4,375,000 shares of your common stock, which on page seven you state are the shares sold in your private offering pursuant to Regulation S completed on January 20, 2010. Elsewhere in your filing, however, you indicate that only 4,000,000 shares of common stock were sold in that private offering. Please reconcile these statements or advise. If you intend to register for resale 375,000 shares

that were not sold in the private offering pursuant to Regulation S, please revise your filing to discuss the manner by which those shares were sold.

4. It appears that the $.01 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements. As such, it appears the $.01 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market. This suggests that the $.01 per share price of the shares you are registering here is not a bona fide sales price. Please revise to increase the fixed price or advise us why you do not think this is necessary. Also increase the amount of the registration fee, if necessary.

Prospectus Cover Page

5. Please revise to correctly indicate the page on which your "Risk Factors" section begins.

Prospectus Summary, page 1

Overview, page 1

6. Please revise the first paragraph to disclose that you have not commenced operations and that your auditors have issued a going concern opinion. Also disclose your assets, revenues, and net losses as of the most recent audited period and interim stub.

7. Please disclose in one of your opening paragraphs that you are a developmental stage company that has not yet begun operations. Also disclose that you need to raise approximately $850,000 before you will be able to commence your business.

8. Please briefly describe the role of a stock agent in the wool trade.

9. We note your statement that Mr. Raleigh has "numerous years of experience" in the wool trade. Please revise to disclose the number of years he has worked as a stock agent in the wool trade.

10. Please provide the basis for your belief that the stock agency business in New Zealand and the rest of the world has been "largely monopolized" over the past two decades. Also provide the basis for your belief that this had led to few options for farmers and more expensive prices for wool. Disclose why you believe you will be able to successfully break in to this market.

11. Please revise the third paragraph to clearly state that you have taken no steps to implement your business plan and there is no guarantee you will be able to do so.

The Offering, page 1

12. Please revise to clarify the number of shares you will have outstanding both before and after the offering. Disclosure elsewhere in your filing indicates that you currently have 14,000,000 shares outstanding. Please also explain why you will have more stock outstanding after the offering, as the prospectus is registering currently issued and outstanding shares for resale.

13. Refer to the "Terms of the Offering" section. Please cross-reference the "Plan of Distribution" section that appears later in the filing.

14. Refer to the section entitled "Termination of the Offering." It appears that you are a "shell company" within the definition set forth in Rule 405 of the Securities Act, and as such, your shareholders are not entitled to rely on Rule 144 until you are no longer a shell company and meet certain other conditions. Please confirm your understanding and provide a detailed discussion in your prospectus about the inapplicability of Rule 144 while you are a shell company. Alternatively, advise.

We Have Limited Operating History, page 3

15. The last sentence of this section, including the bullet points, is unclear to us. Please revise to set forth the risks and difficulties you face in gaining market share in a manner that shareholders can clearly understand.

We Need Additional Capital to Develop Our Business, page 3

16. Please revise the heading and the body of the risk factor to quantify the amount of "additional capital" and "substantial resources" you require to develop your business.

The Company Has a Short Window, page 3

17. Please revise this risk factor to be more specific. For example, please disclose the length of the "short window" and when this window occurs during the year. Disclose how much capital you require to purchase the wool and how much wool you will need to purchase to become profitable. Please also quantify the amount of your monthly "large overhead."

We May Incur Significant Costs To Be A Public Company, page 4

18. Please revise to quantify the amount of yearly costs you will incur to comply with your public company reporting requirements and discuss the risks to shareholders if you do not have sufficient funds to comply with these requirements.

Use of Proceeds, page 6

19. Please quantify here the amount of expenses you will incur to register the common stock for the selling shareholders. Please also revise here and on page 9 to discuss how you intend to pay the offering expenses, as you had approximately $14,000 cash as of July 31, 2010.

Selling Security Holders, page 7

20. Please explain what you mean by "Regulation S Rule 506."

Our Operating Strategy, page 11

21. Please revise the first paragraph of this section to disclose that you have taken no steps to implement your business plan and as such, the goals set forth in this section are merely aspirational and there is no guarantee you will be able to implement your plan. Clarify that you have no customers, no contractual relationships with suppliers, no employees, and need $850,000 before you can commence operations.

22. Please revise to provide details about the "many contacts" that you have and the basis for your belief that they can help you achieve your business goals. Clarify, if true, that you have not established contractual relationships with any of these contacts.

23. We note that you state that you need to raise enough capital to commence business in the 2011 market by the end of October 2010. Please update to disclose whether you raised this capital. If not, please state this and update your Summary section and your "Risk Factors" section to state that you will not be able to commence business until the 2012 market, at the earliest.

24. Please disclose in detail the steps that you have taken and intend to take in order to raise the $850,000 you need to commence your business. If you have not taken any steps, please state this and provide a risk factor.

Competition, page 12

25. Please delete reference to the companies listed in this section, as you are not yet competing with them and there is no indication that you will be able to do so.

Advertising and Sales Strategy, page 12

26. Please revise to state, if true, that you have not taken any steps to advertise or promote your business. Please also disclose the address of your website or clarify that you do not have one.

Description of Property, page 13

27. Please revise to estimate the amount you will need to commence a lease of a 4,000 square meter warehouse.

Holders of Capital Stock, page 13

28. We note that you state you have 53 holders of your common stock, which conflicts with disclosure elsewhere that indicates you have 54 holders. Please reconcile or advise.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 15

Year One Expenses and Forecast in US Dollars, page 15

29. Please revise to provide the basis for your belief that in the first three years of your operations, wool will cost $5.25 per kilogram and that you will be able to sell it for $8.50 per kilogram. Please provide a risk factor to discuss potential variability in the cost and price of wool or advise.

30. Please preface your estimated projections with disclosure to discuss that you have not commenced operations, have taken no steps to implement your business plan, and there is no guarantee you will achieve your revenue projections.

31. Please also balance the disclosure in this section by providing an analysis of factors known to you that could cause the numbers set forth in this section to change.

Directors, Executive Offers, Promoters and Control Persons, page 18

32. Please revise to clarify that Ian Raleigh is acting as a promoter of the company or advise.

Summary Compensation Table, page 19

33. Please revise to include the stock awards granted to the officers in the "Stock Awards" column or advise.

Item 17. Undertakings, page 24

34. Please advise as to why you have included the undertaking set forth in section (A)(6).

Signatures, page 26

35. Please indicate that Michael Raleigh is also signing in his capacity as director or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any other matters.

Sincerely,

John Stickel
Attorney-Advisor

cc: Gregg E. Jaclin, Esq. via facsimile (732) 577-1188